[WYNDHAM INTERNATIONAL, INC. LETTERHEAD]

May 28, 2003

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form S-4 (File No. 333-76219)

Ladies and Gentleman:

Wyndham International, Inc., a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, that certain registration statement on Form S-4, including all exhibits thereto (the “Registration Statement”) (Registration Statement No. 333-76219), filed by the Company with the Securities and Exchange Commission on April 14, 1999. The Registration Statement was not declared effective by the Commission, and none of the Company’s securities were sold, and no securities will be sold, pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please contact me at (214) 863-1821.

Very truly yours,

/s/ MARK A. SOLLS

Mark A. Solls, Executive Vice President,

General Counsel and Chief Legal Officer